

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 2, 2016

William Atlan
Chief Executive Officer
Atlan Media Inc.
Level 19, 1 O'Connell Street NSW
Sydney, 2000, Australia

 Re: **Atlan Media Inc.**
        Registration Statement on Form S-1
        Filed May 6, 2016
        File No. 333-211184

Dear Mr. Atlan:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a

shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Problem, page 3

3. Disclose the basis for your assertion that "Digital Media Buyers & Sellers are hungry for premium tier-1 desktop & mobile web traffic to leading ad campaigns of the world." Please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

Solution, page 3

4. In this disclosure and elsewhere in your prospectus you give the impression that your web-based advertising management platform is operational. For example, you disclose, "Our new service and web-based advertising management platform offers [customers] access to over 70% of comScore top 100 websites of the world…", "The Atlan Media™ Ad Platform is able to handle any type of online advertising including desktop, mobile, app, video, search, and email advertising," and "Our focus right now is on the most basic metrics: daily revenue, building our monetization network of earners, payroll, and profit margins." Your web-site, www.atlanmedia.com, makes similar statements, including depictions of "Partners of Atlan Media." This contrasts with your disclosures that you are focused "on early-stage business activity such as concept development, and promoting our new technology." Please revise your disclosure throughout to clarify your status and, if true, state that you have no operations or revenues and remove all references in the document implying you have operations, generate revenues or currently provide services.

5. We note your disclosure that you have exchange partnerships with Google, Epom, OpenX, and more. Please provide more details on the terms of your exchange partnerships and if these are written agreements please file them as exhibits.

Why Us?, page 3

6. We note your disclosure that "Our core advantage is our intellectual property." We also note your use of the trademark symbol in connection with your name. We further note that you have not filed for intellectual property protection for your company name nor your platform and related processes. Please provide a discussion of how you are presently protecting your intellectual property. Please also tell us what consideration you have given to providing a risk factor disclosing the risk to your intellectual property.

Use of Funds, page 4

7. In an appropriate place in your prospectus, please disclose a more detailed description of your intended use of proceeds of this offering, with a view to understanding exactly how the proceeds will assist the development of your business.

Use of Proceeds, page 12

8. Please revise to disclose the net proceeds from the offering for each scenario. In addition, please revise the table to reflect the principal purposes for which the net proceeds from the offering are intended to be used and the approximate amount intended to be used for each purpose. In doing so, please clarify the nature of the purposes included in the expense category and, if applicable, indicate the order of priority of such purposes. Please refer to Item 504 of Regulation S-K.

Dilution, page 14

9. We note your disclosure here and elsewhere in the prospectus that the 9,000,000 common shares issued to non-affiliate shareholders were valued at $0 per share. Please revise to clarify that the shares were issued for services valued at $0.018 per share as disclosed in the statement of stockholder's equity on page F-5 and in Note 4 on page F-8.

10. Please revise the dilution table at the top of page 15 to disclose the net proceeds, as opposed to the gross proceeds, from the offering assuming 100%, 75%, 50% and 25% of the shares are sold. In addition, revise the following table to reflect: (i) the number of shares held and amount of consideration paid by all existing shareholders, including selling shareholders and (ii) the average price per share and amount of consideration, including the fair value assigned to shares held by selling shareholders, paid by existing shareholders. Finally, disclose the number and percentage of shares held and the amount of consideration paid by existing stockholders and investors in the offering assuming 75%, 50% and 25% of the shares offered are sold. Please refer to Item 506 of Regulation S-K.

Selling Shareholders, page 15

11. We note your statement that you have disclosed the relationship between the registrant and the selling shareholders within the last three years but we are unable to locate this disclosure. In accordance with Item 507 of Regulation S-K, please provide for each selling stockholder, his or her relationship to the registrant within the last three years. In doing so, please elaborate upon the nature of the consulting services that have been provided by your selling shareholders and how the consultants were retained.

Description of Business

Emerging Growth Company Status, page 19

12. Your disclosure in the last paragraph states that you have elected to take advantage of the JOBS Act provisions relating to complying with new or revised accounting standards. This disclosure appears to be inconsistent with your disclosure in Management's Discussion and analysis on page 29 which states you that you will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Please revise to clarify your disclosure and reconcile the inconsistency.

Description of Product or Services, page 20

13. We note your disclosure that your intellectual property / ad serving platform was developed by William Atlan prior to your date of incorporation. Please tell us how you obtained the rights to the platform and how you accounted for such rights. In addition, please tell us whether you have incurred any software development costs and whether the costs were expensed or capitalized and the basis in GAAP for your accounting treatment. In that regard, we note you issued shares of common stock to consultants who assisted in the development of the platform. We may have further comment after reviewing your response.

14. Explain how you will generate revenue through your service offerings. In doing so, explain the "all in one tools that [your] competition charges separately for."

Dependence on One or a Few major Customers, page 22

15. We note that you have six customers that have generated no revenues. Please revise your disclosure to provide a more robust discussion of the nature of your relationships with these customers. For example, clarify whether your platform is in fact operational or if these customers have committed to using the platform once it is available. Disclose whether these customers have executed binding contracts to use your services.

Description of Property, page 23

16. Please tell us whether the capital expenditures for the Dell XPS servers and iMAC desktop computers represent computer equipment and software acquired from a related party as disclosed in Note 5 to the financial statements. If not, tell us how the expenditures are accounted for and recognized in your financial statements.

Certain Relationships and Related Party Transactions, page 26

17. Please provide more details on which officers and directors loaned the company a total of $10,075.

18. Please revise your disclosure to describe your affiliated status with Atlan Australia and explain the business that your affiliate engages in.

Management's Discussion and Analysis

Plan of Operations, page 29

19. Please revise to include a more detailed plan of operations for the next 12 months and through the point of generating revenues rather than repeating the disclosures in the executive summary beginning on page 3. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including capital expenditures and any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Your revisions should also clarify the priority in which you will seek to accomplish each step. In addition, please address your plans if only a nominal amount of funds are raised in the offering.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Practices

20. We note that you issued 9,000,000 shares to consultants in exchange for services. Please disclose your accounting policies with respect to equity-based payments to non-employees.

21. Please disclose the nature of the costs classified as general and administrative expenses.

Note 5. Related Party Transactions

22. We note your disclosure in the description of your business that you receive free office space on a month to month basis from a related entity beneficially owned and controlled by your officers and directors. Further, your officers and directors devote their full time to your operations without compensation. Please tell us your consideration of recognizing the fair value of office space and services provided by your officers and directors as contributed capital and providing quantified disclosure of the arrangements with your officers and directors that result in below-market compensation. Refer to ASC 225-10-S99-4.

Recent Sales of Unregistered Securities, page II-1

23. It does not appear that this section reflects all of the transactions that are required to be reported pursuant to Item 701 of Regulation S-K, such as the sales to all of your selling

shareholders. Please revise to disclose this information or cross-reference to information provided on page 27.

Exhibit 5.1 – Legal Opinion

24. Please have counsel revise their opinion to state that the shares being offered by the company *when issued* will be legally and validly issued, fully paid and non-assessable

Exhibit 10.1 – Subscription Agreement

25. We note that the prospectus discloses that the purchase price is $.018 per share. We further note that subscription agreement states that the purchase price is $.058 per share. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products